Exhibit 99.1

Company announcement – No. 37 / 2022

Total number of shares and voting rights in Zealand Pharma at August 31, 2022

Copenhagen, DK and Boston, MA, August 31, 2022 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with section 32 of the Danish Capital Markets Act, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcement No. 35/2022 from August 18, 2022, Zealand announced an increase in share capital relating to exercise of employee warrants. Following this announcement, the table below lists the total number of shares and voting rights in Zealand up to and including August 31, 2022.

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
August 31, 2022	46,530,384	46,530,384	46,530,384

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 and is headquartered in Copenhagen, Denmark, with a presence in the U.S. that includes Boston. For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events, including forward-looking statements about the termination of the Company’s ADR program. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly.

Contact:

Anna Krassowska, PhD
Vice President, Investor Relations & Corporate Communications

Zealand Pharma
Email: ank@zealandpharma.com

David Rosen (U.S. Media)
Argot Partners
Email: media@zealandpharma.com